VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-888-267-1400

June 15, 2007

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **VALGOLD RESOURCES LTD.**

Enclosures

United States Sec Filing
June 15, 2007

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated April 12, 2007
2. News Release – dated April 13, 2007
3. News Release – dated April 18, 2007
4. News Release – dated April 25, 2007
5. News Release – dated May 8, 2007
6. News Release – dated May 16, 2007
7. News Release – dated May 18, 2007
8. News Release – dated May 18, 2007
9. News Release – dated May 23, 2007

Correspondence with Securities Commission(s)

1. Interim Consolidated Financial Statements for the period ended January 31, 2007 and 2006
2. Interim MD&A for the period ended January 31, 2007
3. Certification of Interin Filings by the CFO and CEO
4. Material Change Report – dated May 9, 2007

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

April 12, 2007

Ticker Symbol: **VAL** - TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD RESOURCES AMENDS THE TERMS OF THE PREVIOUSLY ANNOUNCED NON-BROKERED PRIVATE PLACEMENT

ValGold Resources Ltd. (VAL-TSX-V) ("ValGold") reports that it is amending the previously announced terms of its proposed $2 million non-brokered private placement (the "Offering") of Units priced at $0.26 each. Each Unit is comprised of one common share of ValGold and one-half of a share purchase warrant (a "Warrant"). Each whole share purchase warrant will entitle the holder to purchase one additional common share of ValGold for a period of 24 months following the issue date of the warrant at an exercise price of $0.40 per share for the first 12 months from the date of issue of the Warrant and thereafter at an exercise price of $0.50 per share for the remaining 12-month period.

The size of the Offering has been increased to 11,600,000 Units for gross proceeds of approximately $3 million. The purchase price of the Units remains at $0.26 each. All other terms of the Offering, including the terms of the Warrants, remain unchanged. The Offering is subject to regulatory approval, and is scheduled to close on April 16, 2007.

Proceeds from the non-brokered private placement will be used to advance the Company's exploration programs in Guyana and Venezuela, and for general working capital.

ValGold is listed on the TSX Venture Exchange under the trading symbol: VAL. For further information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Jeff Stuart, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: jstuart@valgold.com or info@valgold.com

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

April 13, 2007

Ticker Symbol: **VAL** - TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD GRANTS STOCK OPTIONS

ValGold Resources Ltd. (TSX Venture: **VAL**) (the "Company") has granted a total of 2,115,000 incentive stock options to directors, officers, employees and consultants of the Company, exercisable over a five-year period expiring April 12, 2012, at a price of $0.35 per share, being the closing price of the Company's shares on the TSX Venture Exchange on April 12, 2007. The stock options were issued in accordance with the Company's stock option plan approved by the Company's shareholders on January 18, 2007, and are subject to vesting provisions over an 18-month period from the date of grant.

ValGold Resources Ltd. is listed on the TSX Venture Exchange under the trading symbol: **VAL**. For further information on the Company and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Jeff Stuart, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: jstuart@valgold.com or info@valgold.com

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

April 18, 2007

Ticker Symbol: **VAL** - TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD APPOINTS PEDRO TINOCO AS NEW DIRECTOR

Vancouver, British Columbia – April 18, 2007 – ValGold Resources Ltd. ("ValGold") is pleased to announce that Pedro ("Peter") Tinoco has joined its board of directors. Mr. Tinoco has been with the Cisneros Group of Companies ("CGC") since 1978 and has been Vice President of Mining for CGC since 1989. He was responsible for the Joint Venture between CGC and Goldfields Limited, formerly Goldfields of South Africa and until recently, managed the mining development projects in Venezuela that are currently under option with ValGold. In addition, Mr. Tinoco was the President of the Venezuelan Mining Chamber for two consecutive terms, President of the Venezuelan Gold Association and Director for the Mining Industry in the Federation of Industrial and Commercial Chambers (FEDECAMARAS) of Venezuela. He was also the President of the Latin American Mining Organization from 1996 to 2006 where he is still an active member.

Currently, Mr. Tinoco is the President of Venevision Studios LLC and Venevision Productions LLC., companies located in Miami, Florida dedicated to the production of television programs for the Hispanic population of the United States and the rest of the world.

Mr. Tinoco holds a Masters in Business Administration from St. Edwards University in Austin, Texas and a Bachelor of Science Degree in Business Administration from Emporia Kansas State University.

ValGold is listed on the TSX Venture Exchange under the trading symbol: VAL. For further information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Jeff Stuart, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: jstuart@valgold.com or info@valgold.com

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

April 25, 2007

Ticker Symbol: VAL-TSX Venture
SEC 12g3-2(b) exemption 82-3339

VALGOLD DRILLING EXPANDS LOS PATOS GOLD OCCURRENCE ON THE INCREIBLE 3 CONCESSION NEAR EL CALLAO, VENEZUELA

ValGold Resources Ltd. ("ValGold") is pleased to announce the results of the first three drill holes from the drill program begun March 15, 2007, on Increible Concession No. 3 in the El Callao Mining District, Bolivar State, Venezuela. Approximately 653 meters ("m") of core has been drilled in the first three holes and at least five additional holes are planned for the Los Patos deposit.

Highlights from the results of the Los Patos Gold Project drilling include:

Hole	Gold Zone	From (m)	To (m)	Metres	Feet	Gold (g/T)	Gold (oz/t)
LI307-01	Los Patos	87.00	113.00	26.00	85.30	1.14	0.03
	including	89.00	90.00	1.00	3.28	12.83	0.37
LI307-02	Los Patos	109.00	146.00	37.00	121.39	0.83	0.02
	including	123.00	124.00	1.00	3.28	11.32	0.33
LI307-03	Los Patos	133.00	190.00	57.00	187.01	1.34	0.04
	including	133.00	151.00	18.00	59.06	2.18	0.06
	and	138.00	139.00	1.00	3.28	13.31	0.39
	and	141.00	142.00	1.00	3.28	6.90	0.20
	and	165.00	166.00	1.00	3.28	20.28	0.59

The Los Patos showing occurs along the Los Chivos Shear Zone ("LCSZ") as a complex sequence of highly altered tholeiitic lavas, tuffs and volcanoclastic units, which in association with the gold mineralization have been subjected to varying degrees of shearing, deformation, alteration and greenschist metamorphism. Gold mineralization is associated with quartz veining and accompanying disseminated pyrite and tourmaline. Potential exists in all directions for similar grades and widths. In addition, ValGold has identified several important gold targets associated with the LCSZ, which is anomalous in gold over most of its seven-kilometer strike length.

The occurrence was previously tested by Gold Fields Limited ("Gold Fields") during the period from 1992 to 1995 by 19 surface trenches and by eight drill holes totaling 1,189m. The surface trenches and eight drill holes tested the Los Patos gold zone over an area measuring 160m long by 100m deep that varies from 8m to 27m in width. Within the volume tested, the Los Patos zone has a weighted average grade of 1.03 g/T Au. Gold Fields' drill intersections returned very encouraging results including 27.71m averaging 1.88 g/T Au, 31.17m averaging 1.24 g/T Au and 23.38m averaging 1.59 g/T Au. ValGold's initial drill program was planned to consist of eight diamond drill holes totaling 2,000m. However, the Company is preparing to expand the current program with additional holes in the event of continued success in the drilling at Los Patos.

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the project, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of Quality Control and Assurance ("QC/QA"), using assay control samples and duplicates.

For more information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

Jeff Stuart
Investor Relations
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

The following table reports assay sample intervals averaging 1.0 g/T Au or greater for drill holes recently completed at the Los Patos Gold Project, Increible 3, Venezuela. Reported widths of the drill intersections are the sampled length of drill core and may be less than the true thickness of the gold zones. All drill intersections grading greater than 1.0 g/T Au for the announced holes are shown in this table and the locations of the collar sites together with drill sections, geology and location maps will be made available soon within the Venezuela section of ValGold's website.

Drill Hole	Gold Zone	From (m)	To (m)	Metres	Feet	Gold (g/T)	Gold (oz/t)
LI307-01	**Los Patos**	58.00	59.00	1.00	3.28	2.91	0.08
		76.00	77.00	1.00	3.28	1.11	0.03
	including	**87.00**	**113.00**	**26.00**	**85.30**	**1.14**	**0.03**
	and	**89.00**	**90.00**	**1.00**	**3.28**	**12.83**	**0.37**
		128.00	129.00	1.00	3.28	2.63	0.08
LI307-02	**Los Patos**	85.00	86.00	1.00	3.28	1.28	0.03
		89.00	91.00	2.00	6.56	1.57	0.05
	including	**109.00**	**146.00**	**37.00**	**121.39**	**0.83**	**0.02**
	and	**109.00**	**127.00**	**18.00**	**59.06**	**1.15**	**0.03**
	and	**123.00**	**124.00**	**1.00**	**3.28**	**11.32**	**0.33**
	and	**137.00**	**146.00**	**9.00**	**29.53**	**1.10**	**0.03**
	and	**183.00**	**184.00**	**1.00**	**3.28**	**4.14**	**0.12**
LI307-03	**Los Patos**	41.00	45.00	4.00	13.12	1.01	0.03
	including	**133.00**	**190.00**	**57.00**	**187.01**	**1.34**	**0.04**
	and	**133.00**	**151.00**	**18.00**	**59.06**	**2.18**	**0.06**
	and	**138.00**	**139.00**	**1.00**	**3.28**	**13.31**	**0.39**
	and	**141.00**	**142.00**	**1.00**	**3.28**	**6.90**	**0.20**
	and	**165.00**	**166.00**	**1.00**	**3.28**	**20.28**	**0.59**
		209.00	210.00	1.00	3.28	1.13	0.03
		226.00	227.00	1.00	3.28	1.43	0.04

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

May 8, 2007

Ticker Symbol: **VAL** - TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD RESOURCES LTD. COMPLETES $3 MILLION NON-BROKERED PRIVATE PLACEMENT

ValGold Resources Ltd. (**VAL**-TSX-V) ("ValGold") is pleased to announce that it has completed a previously announced non-brokered private placement of an aggregate 11,674,710 units (the "Units") at a price of $0.26 per Unit, for gross proceeds of approximately $3,035,000. Each Unit is comprised of one common share in the capital of ValGold and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share of ValGold for a period of 24 months at an exercise price of $0.40 per until May 4, 2008, and thereafter at an exercise price of $0.50 per share until May 4, 2009.

ValGold entered into finder's fee agreements with certain eligible arm's-length parties (the "Finders"), where such Finders arranged for subscribers to the private placement, in exchange for that number of units (the "Finder's Units") that equal 10% of the total number of Units sold in the private placement by each respective Finder. ValGold issued a total of 832,871 Finder's Units. Each Finder's Unit is comprised of one common share and one-half of one non-transferable common share purchase warrant (a "Finder's Unit Warrant"), with each whole Finder's Unit Warrant exercisable to acquire one additional common share in the capital of ValGold (a "Finder's Unit Warrant Share") for a period of 24 months at an exercise price of $0.40 per Finder's Unit Warrant Share until May 4, 2008, and thereafter at an exercise price of $0.50 per Finder's Unit Warrant Share until May 4, 2009.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the above private placement are subject to a hold period expiring September 5, 2007.

Proceeds from the non-brokered private placement will be used to advance the Company's exploration programs on its optioned mineral properties in Guyana and Venezuela and for general working capital.

ValGold is listed on the TSX Venture Exchange under the trading symbol: VAL. For further information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Jeff Stuart, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: jstuart@valgold.com or info@valgold.com

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

May 16, 2007

Ticker Symbol: **VAL-TSX** Venture
SEC 12g3-2(b) exemption 82-3339

VALGOLD DRILLS WIDER AND STRONGER LOS PATOS GOLD ZONES ON INCREIBLE 3 CONCESSION NEAR EL CALLAO

ValGold Resources Ltd. ("ValGold") is pleased to announce the assay results of a further four drill holes, LI307-04, -05, -06 and -07, from the exploration program that it commenced March 15th on Increible 3 Concession in the El Callao Mining District, Bolivar State, Venezuela. With successful definition of the Los Patos gold zones, both in terms of expanded strike length and depth potential, ValGold added 4 additional drill holes to the program. All of the 12 drill holes are now completed for a total of 2,812.5 meters ("m") of core.

Highlights from the results of the Los Patos Gold Project drilling include:

Drill Hole	Gold Zone	From (m)	To (m)	Metres	Feet	Gold (g/T)	Gold (oz/t)
LI307-04	Los Patos	57.00	115.00	58.00	190.29	1.27	0.04
		140.00	146.00	6.00	19.69	4.99	0.15
LI307-05	Los Patos	94.00	138.00	44.00	144.36	1.02	0.03
	including	122.00	123.00	1.00	3.28	10.63	0.31
LI307-06	Los Patos	137.50	189.00	51.50	168.96	1.91	0.06
	including	139.50	143.00	3.50	11.48	5.30	0.15
	and	164.00	168.00	4.00	13.12	5.68	0.17
	and	165.00	166.00	1.00	3.28	17.55	0.51
	and	170.00	172.00	2.00	6.56	16.44	0.48
LI307-07	Los Patos	76.00	93.00	17.00	55.77	4.75	0.14
	including	76.00	77.00	1.00	3.28	6.86	0.20
	and	84.00	86.00	2.00	6.56	23.61	0.69
	and	90.00	93.00	3.00	9.84	8.30	0.24
		117.00	120.00	3.00	9.84	6.72	0.20

ValGold's exploration team is now confident that the Los Patos gold zones have the attributes of an important gold discovery. With the drill results to date and in addition to the previous drilling in the 1990's, the team has observed that:

1. The dip of the mineralization is approximately 62 degrees so that true widths are approximately 95% of the core length intersections. For example, in drill hole, LI307-06, the interval from 164.0 m - 171.0 m averaged **7.96 g/T over a true width of 6.65 m (0.23 oz/t over a true width of 21.82 ft).** Also in drill hole, LI307-07, the high-grade section from 84.0 m to 93.0 m assayed **8.19 g/T over a true width of 8.55 m (0.24 oz/t over a true width of 28.05 ft).**

2. There appears to be good continuity of the Los Patos gold zones in the seven principal intercepts along the zone's east-west strike. The high-grade intervals within the gold zones line up well laterally for LI307-03 that assayed 20.28 g/T over 1.0 m (0.59 oz/t over 3.28 ft), with LI307-06 that has an intersection grading 17.55 g/T over 1.0 m (0.51 oz/t over 3.28 ft), and with an older Gold Fields Limited ("Gold Fields") hole that returned 3.96 g/T over 3.0 m (0.12 oz/T over 9.84 ft).
3. The Los Patos gold zones also show good vertical continuity from hole to hole on dip-lengths of 80 m and possibly more. In both of the vertical drill sections completed by ValGold to date, the consistent dip of approximately 62 degrees allows for good predictable targets from one drill hole to the next.
4. The Los Patos gold zones remain open both along strike and at depth.
5. The Los Chivos Shear Zone (LCSZ) hosts the Los Patos gold zones and is an east-west trending structure. It is mapped cutting through the central part of the Increible 3 concession. Over its strike length of 6,700 m, the LCSZ is associated with a series of gold soil anomalies that are very similar to the Los Patos surface expression and may be considered good targets for additional significant gold discoveries.

Los Patos Gold Zone Background: The occurrence was previously explored by Gold Fields during the period from 1992 to 1995. Gold Fields completed 19 surface trenches and eight drill holes that totaled 1,189 m of core. The Los Patos gold zones were defined as measuring 160 m long by 100 m deep with an average width of 17 m. Gold Fields' drill intersections returned very encouraging results including 27.71 m averaging 1.88 g/T Au, 31.17 m averaging 1.24 g/T Au and 23.38 m averaging 1.59 g/T Au.

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the project, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of Quality Control and Assurance ("QC/QA"), using assay control samples and duplicates.

For more information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

Jeff Stuart
Investor Relations
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

The following table reports assay sample intervals averaging 1.0 g/T Au or greater for drill holes recently completed at the Los Patos Gold Project, Increible 3 Concession, Venezuela. Reported widths of the drill intersections are the sampled length of drill core and may be less than the true thickness of the gold zones. All drill intersections for this release grading greater than 1.0 g/T Au for the announced holes and the locations of the collar sites together with drill sections, geology and location maps will be made available soon within the Venezuela section of ValGold's website.

Drill Hole	Gold Zone	From (m)	To (m)	Metres	Feet	Gold (g/T)	Gold (oz/t)
LI307-04	**Los Patos**	**57.00**	**115.00**	**58.00**	**190.29**	**1.27**	**0.04**
	including	57.00	69.00	12.00	39.37	3.13	0.09
	and	103.00	107.00	4.00	13.12	3.09	0.09
		140.00	**146.00**	**6.00**	**19.69**	**4.99**	**0.15**
LI307-05		86.00	87.00	1.00	3.28	1.06	0.03
	Los Patos	**94.00**	**138.00**	**44.00**	**144.36**	**1.02**	**0.03**
	including	**122.00**	**123.00**	**1.00**	**3.28**	**10.63**	**0.31**
	and	**128.00**	**131.00**	**3.00**	**9.84**	**3.33**	**0.10**
		150.00	151.00	1.00	3.28	1.17	0.03
LI307-06		126.50	127.50	1.00	3.28	1.11	0.03
	Los Patos	**137.50**	**189.00**	**51.50**	**168.96**	**1.91**	**0.06**
	including	**139.50**	**143.00**	**3.50**	**11.48**	**5.30**	**0.15**
	and	**164.00**	**168.00**	**4.00**	**13.12**	**5.68**	**0.17**
	and	**165.00**	**166.00**	**1.00**	**3.28**	**17.55**	**0.51**
	and	**170.00**	**172.00**	**2.00**	**6.56**	**16.44**	**0.48**
	and	**188.00**	**189.00**	**1.00**	**3.28**	**6.35**	**0.19**
		212.00	213.00	1.00	3.28	1.06	0.03
		227.00	229.00	2.00	6.56	1.24	0.04
LI307-07	**Los Patos**	**76.00**	**93.00**	**17.00**	**55.77**	**4.75**	**0.14**
	including	**76.00**	**77.00**	**1.00**	**3.28**	**6.86**	**0.20**
	and	**84.00**	**86.00**	**2.00**	**6.56**	**23.61**	**0.69**
	and	**90.00**	**93.00**	**3.00**	**9.84**	**8.30**	**0.24**
		117.00	**120.00**	**3.00**	**9.84**	**6.72**	**0.20**

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

May 18, 2007

Ticker Symbol: **VAL** - TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD RESOURCES LTD. ANNOUNCES $2.94 MILLION NON-BROKERED PRIVATE PLACEMENT

ValGold Resources Ltd. (VAL-TSX-V) ("ValGold") is pleased to announce that, subject to regulatory approval, it will carry out a non-brokered private placement of up to 8.4 million units (the "Units") at a price of $0.35 per Unit, for gross proceeds of up to $2,940,000.00. Each Unit is comprised of one common share in the capital of ValGold and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share of ValGold for a period of 24 months at an exercise price of $0.50 per share for the first 12 months from the date of issue of the warrant and thereafter at an exercise price of $0.60 per share for the remaining 12-month period.

There are no finders' fees or commissions payable in relation to the private placement. All shares, warrants and any shares issued upon exercise of the warrants with respect to the above private placements are subject to a hold period and may not be traded for four months plus one day from the date of issuance.

Proceeds from the non-brokered private placement will be used to advance the exploration programs of the optioned mineral properties in Guyana and Venezuela, and for general working capital.

ValGold is listed on the TSX Venture Exchange under the trading symbol: VAL. For further information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Jeff Stuart, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: jstuart@valgold.com or info@valgold.com

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

May 18, 2007

Ticker Symbol: **VAL** - TSX Venture
SEC 12g3-2(b): 82-3339

AMENDMENT TO $3.1 MILLION NON-BROKERED PRIVATE PLACEMENT

ValGold Resources Ltd. (VAL-TSX-V) ("ValGold") is pleased to announce that, subject to regulatory approval, it will carry out a non-brokered private placement of up to 8.9 million units (the "Units") at a price of $0.35 per Unit, for gross proceeds of up to $3,115,000.00. This amount has been amended from a preceding news release dated May 18, 2007. Each Unit is comprised of one common share in the capital of ValGold and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share of ValGold for a period of 24 months at an exercise price of $0.50 per share for the first 12 months from the date of issue of the warrant and thereafter at an exercise price of $0.60 per share for the remaining 12-month period.

There are no finders' fees or commissions payable in relation to the private placement. All shares, warrants and any shares issued upon exercise of the warrants with respect to the above private placements are subject to a hold period and may not be traded for four months plus one day from the date of issuance.

Proceeds from the non-brokered private placement will be used to advance the exploration programs of the optioned mineral properties in Guyana and Venezuela, and for general working capital.

ValGold is listed on the TSX Venture Exchange under the trading symbol: VAL. For further information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Jeff Stuart, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: jstuart@valgold.com or info@valgold.com

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

May 23, 2007

Ticker Symbol: VAL-TSX Venture
SEC 12g3-2(b) exemption 82-3339

VALGOLD'S LATEST DRILL RESULTS - TRULY *"INCREIBLE"* FOR LOS PATOS GOLD ZONES NEAR EL CALLAO

ValGold Resources Ltd. ("ValGold") is pleased to announce the assay results of drill holes, LI307-08, -09, -10, -11 and -12, completed on the Los Patos gold occurrence within the Increible 3 Concession located in the El Callao Mining District, Bolivar State, Venezuela. To date, all 12 holes drilled have intersected the Los Patos gold zones with economically significant widths and grades in all but one hole.

Drill holes LI307-09, -10, -11 and -12 are very important to the current program being the deepest holes drilled thus far. These holes are among the highest average grade and exceed the average width of the shallower intersections, supporting the premise that the Los Patos is becoming stronger with depth. Highlights from the most recent assay results of the Los Patos drilling include:

Drill Hole	Gold Zone	From (m)	To (m)	Metres	Feet	Gold (g/T)	Gold (oz/t)
LI307-09	Los Patos	199.00	219.00	20.00	65.62	7.25	0.21
	including	212.00	215.00	3.00	9.84	17.59	0.51
LI307-10	Los Patos	172.00	222.00	50.00	164.04	1.95	0.06
	including	173.00	176.00	3.00	9.84	7.73	0.23
	and	196.00	202.00	6.00	19.68	3.31	0.10
	and	219.00	220.00	1.00	3.28	15.90	0.46
LI307-11	Los Patos	211.00	247.00	36.00	118.11	3.98	0.12
	including	218.00	224.00	6.00	19.69	18.42	0.53
	and	242.00	243.00	1.00	3.28	10.63	0.31
LI307-12	Los Patos	232.00	272.00	40.00	131.23	1.48	0.04
	including	232.00	233.00	1.00	3.28	33.57	0.98

Los Patos Gold Zones: The Los Patos occurrence was previously tested by Gold Fields Limited ("Gold Fields") during the period from 1992 to 1995. Gold Fields completed 19 surface trenches and eight drill holes that totaled 1,189 m of core. The gold zones were defined as measuring 160 m long by 100 m deep with an average width of 17 m. Gold Fields' drill intersections returned very encouraging results including 27.71 m averaging 1.88 g/T Au, 31.17 m averaging 1.24 g/T Au and 23.38 m averaging 1.59 g/T Au.

ValGold has been highly successful in redefining Los Patos through its first 12 drill holes. The zones appear to be continuous over a minimum plunge length of 200m and to widen to a true width in the order of 35m, approximately double the average width near surface. With DDH

LI307-12 returning 1.48 g/T Au over 40.0m (131.23 ft averaging 0.04 oz/t gold) and demonstrating that Los Patos remains open to depth and along strike both to the east and west, ValGold has elected to add another 1,000m of drilling in 5 holes to test the Los Patos zones below these latest intersections and to in-fill between holes LI307-07 and LI307-11.

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the project, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of Quality Control and Assurance ("QC/QA"), using assay control samples and duplicates.

For more information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

Jeff Stuart
Investor Relations
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

No regulatory authority has approved or disapproved the information contained in this news release.



W
E
5380 E
5460 E
5500 E
5580 E
5660 E
Area with trench values up to 1.8g/t Au / 52.0m
Elevation A.S.L.
150m
100m
50m
0m
-50m
0.82g/t / 24.24m
0.44g/t / 19.05m
1.59g/t / 23.38m
1.14g/t / 17.32m
0.42g/t / 17.32m
1.88g/t / 27.71m
1.27g/t / 58.0m
LI307-04
LI307-01
LI307-07
LI307-08
1.24g/t / 31.17m
1.14g/t / 26.0m
4.75g/t / 17.0m
2.99g/t / 1.0m
LI307-02
LI307-05
0.83g/t / 37.0m
1.02g/t / 44.0m
1.65g/t / 7.79m
LI307-03
LI307-06
1.34g/t / 57.0m
1.91g/t / 51.5m
0
50 m
Scale
3.98g/t / 36.0m
LEGEND
Gold Fields Limited drill hole
Valgold drill hole
1.65g/t / 7.79m
g/t Au / core length in metres
LI307-10
LI307-09
LI307-11
1.05g/t / 50.0m
7.25g/t / 20.0m
LI307-12
1.48g/t / 40.0m
VALGOLD RESOURCES LTD.
LOS PATOS MAIN ZONE
Longitudinal Section
(along L N3315)
(May 2007)

The following table reports assay sample intervals averaging 1.0 g/T Au or greater for drill holes recently completed at the Los Patos Gold Project, Increible 3 Concession, Venezuela. Reported widths of the drill intersections are the sampled length of drill core and may be less than the true thickness of the gold zones. All drill intersections for this release grading greater than 1.0 g/T Au for the announced holes and the locations of the collar sites together with drill sections, geology and location maps will be made available soon within the Venezuela section of ValGold's website.

Drill Hole	Gold Zone	From (m)	To (m)	Metres	Feet	Gold (g/T)	Gold (oz/t)
LI307-08	Los Patos	119.00	120.00	1.00	3.28	2.99	0.09
LI307-09		163.00	164.00	1.00	3.28	2.61	0.08
		173.00	176.00	3.00	9.84	1.43	0.04
	Los Patos	**199.00**	**219.00**	**20.00**	**65.62**	**7.25**	**0.21**
	including	**212.00**	**215.00**	**3.00**	**9.84**	**17.59**	**0.51**
		224.00	228.00	4.00	13.12	1.47	0.04
LI307-10	**Los Patos**	**172.00**	**222.00**	**50.00**	**164.04**	**1.95**	**0.06**
	including	**173.00**	**176.00**	**3.00**	**9.84**	**7.73**	**0.23**
	and	**196.00**	**202.00**	**6.00**	**19.68**	**3.31**	**0.10**
	and	**219.00**	**220.00**	**1.00**	**3.28**	**15.90**	**0.46**
LI307-11	**Los Patos**	**211.00**	**247.00**	**36.00**	**118.11**	**3.98**	**0.12**
	including	**218.00**	**224.00**	**6.00**	**19.69**	**18.42**	**0.53**
	and	**242.00**	**243.00**	**1.00**	**3.28**	**10.63**	**0.31**
LI307-12		203.00	204.00	1.00	3.28	1.35	0.04
	Los Patos	**232.00**	**272.00**	**40.00**	**131.23**	**1.48**	**0.04**
	including	**232.00**	**233.00**	**1.00**	**3.28**	**33.57**	**0.98**
		278.00	279.00	1.00	3.28	1.31	0.04
		296.00	297.00	1.00	3.28	1.12	0.03

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.
(an exploration stage company)
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2007 and 2006
(Unaudited – prepared by management)

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Consolidated Balance Sheets
(Unaudited – prepared by management)

	January 31, 2007	July 31, 2006
Assets		
Current assets		
Cash and cash equivalents	$ 11,648	$ 212,604
Short-term investments	550,000	--
Marketable securities (Note 4)	236,268	511,914
Due from related parties (Note 7)	91,464	12,663
Accounts receivable and prepaids	197,206	281,114
	1,086,586	1,018,295
Deferred financing costs	--	22,713
Investments (Note 4)	218,401	218,401
Equipment (Note 5)	134,750	119,536
Mineral property interests (Notes 3 and 11)	10,169,973	6,408,161
	$ 11,609,710	$ 7,787,106
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 590,390	$ 652,142
Due to related parties (Note 7)	--	8,475
	590,390	660,617
Shareholders' equity		
Share capital (Note 6)	37,441,685	34,761,775
Warrants	743,202	138,697
Contributed surplus	980,399	980,399
Deficit	(28,145,966)	(28,754,382)
	11,019,320	7,126,489
	$ 11,609,710	$ 7,787,106

Commitments (Note 3)
Subsequent events (Notes 3, 4 and 10)

See accompanying notes to interim consolidated financial statements.

Approved by the Directors

"Kenneth Yurichuk" "Stephen J. Wilkinson"

Kenneth Yurichuk
Director

Stephen J. Wilkinson
Director

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Consolidated Statements of Operations and Deficit
Six months ended January 31, 2007 and 2006
(Unaudited – prepared by management)

	Three months ended January 31, 2007	Three months ended January 31, 2006	Six months ended January 31, 2007	Six months ended January 31, 2006
Expenses				
Amortization	$ 478	$ 160	$ 803	$ 319
Foreign exchange loss (gain)	(1,296)	665	2,440	1,130
Legal, accounting and audit	39,081	47,576	50,312	80,365
Management and consulting fees	19,500	25,500	39,000	33,000
Office and administration	51,313	70,915	117,456	129,307
Property investigations	125	(68,337)	180	(9,147)
Salaries and benefits	68,204	42,783	165,675	85,719
Shareholder communications	49,963	45,402	79,438	73,926
Stock-based compensation	--	225,056	--	241,985
Travel and conferences	9,671	9,616	38,934	12,791
Write-down of mineral property interests	--	14,549	35,117	325,304
Interest and other income	(5,352)	(3,144)	(10,653)	(6,455)
	231,687	410,741	518,702	968,244
Gain on sale of investments	(82,160)	(825,735)	(597,405)	(825,735)
Earnings (loss) before income taxes	(149,527)	414,994	78,703	(142,509)
Recovery of future income tax	529,713	--	529,713	--
Earnings (loss) for the period	380,186	414,994	608,416	(142,509)
Deficit, beginning of period	(28,526,152)	(29,703,896)	(28,754,382)	(29,146,393)
Deficit, end of period	(28,145,966)	$(29,288,902)	(28,145,966)	$(29,288,902)
Earnings (loss) per share, basic	$ 0.01	$ 0.02	$ 0.02	$ (0.01)
Earnings (loss) per share, diluted	$ 0.01	$ 0.02	$ 0.02	$ (0.01)
Weighted average number of common shares outstanding - basic	31,038,898	21,736,832	29,228,457	21,326,618
Weighted average number of common shares outstanding – diluted	31,216,696	21,745,445	29,468,009	21,326,618

See accompanying notes to interim consolidated financial statements.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Consolidated Statements of Shareholders' Equity
Six months ended January 31, 2007 and 2006
(expressed in United States dollars)

	Common Shares Without Par Value					Total Shareholders'
	Shares	Amount	Warrants	Contributed Surplus	Deficit	Equity
Balance, July 31, 2005	21,159,948	$ 34,528,912	$ --	$ 738,413	$ (29,146,393)	$ 6,120,932
Shares issued for mineral property interests and other						
Hunter Mine	55,000	14,575	--	--	--	14,575
MEL 223B	50,000	8,000	--	--	--	8,000
Big Claims	50,000	19,500	--	--	--	19,500
Freehold Claims	20,000	7,400	--	--	--	7,400
Trout Claims	16,667	4,583	--	--	--	4,583
Shares issued for cash						
Flow-through private placement, less share issue costs	1,467,333	203,246	126,904	--	--	330,150
Private placement, less share issue costs	250,000	88,207	11,793	--	--	100,000
Income tax on flow-through renunciation	--	(112,648)	--	--	--	(112,648)
Stock-based compensation	--	--	--	241,986	--	241,986
Earnings for the year	--	--	--	--	392,011	392,011
Balance, July 31, 2006	23,068,948	34,761,775	138,697	980,399	(28,754,382)	7,126,489
Shares issued for mineral property interests and other						
Hunter Mine	55,000	16,225	--	--	--	16,225
Venezuela properties option payment	5,000,000	1,450,000	--			1,450,000
Finders' fees related to Venezuela option payment	375,000	108,750	--			108,750
Shares issued for cash						
Flow-through private placements, less share issue costs	7,175,000	1,430,539	537,716	--	--	1,968,255
Private placements, less share issue costs	1,146,200	204,109	66,789	--	--	270,898
Income tax on flow-through renunciation	--	(529,713)				(529,713)
Earnings for the period	--	--	--	--	608,416	608,416
Balance, January 31, 2007	36,820,148	$ 37,441,685	$ 743,202	$ 980,399	$ (28,145,966)	$ 11,019,320

See accompanying notes to interim consolidated financial statements.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Consolidated Statements of Cash Flows
Six months ended January 31, 2007 and 2006
(Unaudited – prepared by management)

	Three months ended January 31, 2007	Three months ended January 31, 2006	Six months ended January 31, 2007	Six months ended January 31, 2006
Cash provided by (used for):				
Operations				
Earnings (loss) for the period	$ 380,186	$ 414,994	$ 608,416	$ (142,509)
Items not involving cash				
Amortization	478	160	803	319
Stock-based compensation	--	225,056	--	241,985
Gain on sale of investment	(82,160)	(825,735)	(597,405)	(825,735)
Write down of mineral property interests	--	14,549	35,117	325,303
Recovery of future income tax	(529,713)	--	(529,713)	--
Changes in non-cash working capital				
Accounts receivable and prepaids	10,844	(110,476)	47,971	(64,495)
Due from related parties	(71,586)	16,330	(81,333)	18,195
Accounts payable and accrued liabilities	(11,454)	128,462	(16,044)	139,925
	(303,405)	(136,660)	(532,188)	(307,012)
Investing activities				
Mineral property interests				
Acquisition costs (recovery)	5,303	24,705	(162,976)	14,087
Exploration and development costs	(1,094,291)	(451,510)	(2,092,660)	(562,225)
Purchase of equipment	(17,311)	(37)	(24,772)	(788)
Proceeds from sale of investments	121,336	1,277,217	873,051	1,277,217
Change in temporary investments	(550,000)	99,555	(514,063)	392,987
	(1,534,963)	949,930	(1,921,420)	1,121,278
Financing activities				
Common shares and warrants issued for cash	582,590	430,150	2,252,652	430,150
Increase (decrease) in cash and cash equivalents during the period	(1,255,778)	1,243,420	(200,956)	1,244,416
Cash and cash equivalents, beginning of period	1,267,426	19,099	212,604	18,103
Cash and cash equivalents, end of period	$ 11,648	$ 1,262,519	$ 11,648	$ 1,262,519

Supplementary cash flow information (Note 8)

See accompanying notes to interim consolidated financial statements

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Six months ended January 31, 2007 and 2006
(Unaudited – prepared by management)

1. Basis of presentation:

The accompanying financial statements for the interim periods ended January 31, 2007 and 2006, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements do not contain all of the information required for annual financial statements and should be read in conjunction with the most recent annual audited financial statements for the year ended July 31, 2006.

2. Nature of operations:

ValGold Resources Ltd. ("the Company") is incorporated under the British Columbia Business Corporations Act. The Company is currently in the business of exploration and development of mineral properties in Canada.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and regulatory requirements.

3. Mineral property interests:

Accumulated costs in respect of the Company's mineral property interests owned, leased or held under option consist of the following:

	Acquisition Costs	Deferred Exploration	January 31, 2007 Total Costs	July 31, 2006 Total Costs
Garrison Project (e)	$ 117,655	$ 2,626,120	$ 2,743,775	$ 1,695,246
Hunter Gold Mine (a)	50,270	496,914	547,184	521,559
Manitoba Properties (c)	222,594	268,859	491,453	481,769
Tower Mountain (d)	231,516	2,377,597	2,609,113	2,622,237
Venezuela Properties (f)	2,164,147	1,312,908	3,477,055	1,081,429
Guyana Properties (b)	9,661	291,732	301,393	5,921
	$2,795,843	$ 7,374,130	$ 10,169,973	$ 6,408,161

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Six months ended January 31, 2007 and 2006
(Unaudited – prepared by management)

3. Mineral property interests (continued):

(a) Hunter Gold Mine, Ontario

In July 2003, the Company entered into an option agreement to acquire a 100% interest in the former Hunter Gold Mine, located in the Timmins Mining Camp. Under the terms of the agreement, the Company has agreed to make total cash payments of $50,000 ($30,000 paid) and issue 325,000 common shares (220,000 issued) to the optionor over a five-year period. In addition to the above, the Company must also complete exploration activities on the property and incur exploration expenses of no less than $500,000 during the first 60-month period. After completion of the terms of the agreement, the property will be subject to a 2.0% net smelter return royalty ("NSR") from production of gold, silver and other metals. The NSR may be reduced to 1.0% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production.

The Company signed an option agreement with Brigadier Gold Ltd. ("Brigadier"), to dispose of an initial 50.0% interest in the property. Under the terms of the option agreement Brigadier can earn an initial 50.0% interest in the property by issuing to the Company 1.7 million common shares and incurring exploration expenditures totalling $600,000 over a period of four years. Brigadier must spend a minimum of $250,000 on exploration in the first year and issue 425,000 common shares upon regulatory approval (received by the Company) and a second tranche of 425,000 shares on the first anniversary after regulatory approval (not yet received by the Company). A further 30.0% interest may be earned by Brigadier upon completion of the share issuances and commitments above, by completing a bankable feasibility study at its sole cost on or before December 31, 2010. In February 2007, the Company amended the agreement with Brigadier, granting an extension of the completion of the exploration expenditures from March 15, 2007, to October 31, 2007. For the granting of the extension, the Company received an aggregate of 425,000 share purchase warrants to purchase 425,000 common shares of Brigadier at $0.15 per share with an expiry date of September 2, 2008.

(b) Guyana Properties, Guyana

The Company entered into a letter of intent ("LOI") to enter into an agreement with Newmont Overseas Exploration Limited ("Newmont") to earn a 100% interest (subject to certain interests reserved by Newmont) in four properties in northwest Guyana.

Under the terms of the proposed agreement, the Company's earn-in for 100% interest in the properties will require cumulative property expenditures of US$5.0 million over four years. There is a first year commitment of US$750,000 after which further expenditures are optional. Newmont will reserve back-in options by which at any time subsequent to the Company's earn-in up and until 90 days following the delivery of a feasibility study for any Prospecting License ("PL"). Newmont may acquire 75% interest in that PL by paying the Company, in cash, an amount equal to 2.5 times the Company's US$5.0 million earn-in cost plus the post earn-in expenditures on the PL up to the back-in exercise date. On subsequent back-in options exercised on other PLs, the US$5.0 million earn-in cost will not be reimbursed. Following Newmont's election of a back-in option (whether one or more), if a party dilutes to 10% or less under a joint venture agreement, such party's interest would be converted to a 1% NSR in respect of that PL. Newmont will be entitled to a 1.5% NSR in respect of any PLs for which it does not make the back-in election.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Six months ended January 31, 2007 and 2006
(Unaudited – prepared by management)

3. Mineral property interests (continued):

(c) Attwood Lake, Manitoba

The Company entered into an option agreement to acquire 100% of the MEL 223B property located near Attwood Lake in north-western Manitoba by making cash payments totalling $55,688 and issuing 250,000 common shares to the optionor over four years. Upon completion of the cash and share payments, the property will be subject to a 3.0% NSR, which may be reduced to 1.5% by a payment of $1,000,000 to the optionor prior to the commencement of commercial production. The Company has returned the property to the optionor and has written off $14,800 in acquisition and exploration costs.

(d) Tower Mountain Project, Ontario

Parcels 5172 and 5795
In February 2003, the Company entered into an agreement to acquire Parcel 5172 and Parcel 5795, Freehold Fort William, in the Township of Conmee, Ontario (the "Parcels"). The agreement allowed the Company to obtain a 100% interest in the Parcels by issuing 70,000 common shares (50,000 issued) over a 48-month period. Upon completion of the terms of the agreement, Parcels would be subject only to a 2.5% NSR. The Company had the right to reduce the NSR to 1.0% by making payments totalling $1,500,000 to the optionor at any time up to commencement of production. The Company has determined that the Parcels do not meet the long-term goals of the Company, and as such, have written off the related acquisition and exploration costs of $20,317.

(e) Garrison Property, Ontario

In June 2005, the Company purchased 100% interest in 35 claims located in Garrison Township, Kirkland Lake District, Larder Lake Mining Division in northern Ontario for a one-time cash payment of $110,000.

(f) Venezuela Properties, Venezuela

In January 2006, the Company entered into a memorandum of understanding with a group of three private companies under which the Company may acquire all of the shares of Honnold Corp., a British Virgin Island company that indirectly owns up to twenty-seven exploration licenses (the "Venezuela Properties"), covering approximately 1,300 square kilometers in Bolivar State, Venezuela. Shareholder approval was received at a Special Meeting held on February 28, 2006, but final determination of licenses and regulatory approval has not yet been received.

The acquisition is to be accomplished in two phases. Initially, the Company would advance US$500,000 cash, which was advanced by the Company in order for the optionors to bring the mineral tax payments up to date, and the Company is to issue 5,000,000 common shares as consideration for acquiring the sole and exclusive right and option (the "Option") to purchase the shares of Honnold Corp. The shares are to be advanced immediately following regulatory approval of the transaction and the Option would be exercisable at any time up to October 9, 2007 (previously July 9, 2007).

3. Mineral property interests (continued):

(f) Venezuela Properties, Venezuela (continued)

To exercise the Option, the Company is required to pay the optionors an additional US$1,500,000 in cash and issue such number of additional common shares having a deemed value of US$5,000,000 as defined in the Option terms. The number of shares of the company to be issued to exercise the Option is to be calculated based on a per share amount equal to US$0.20 plus one-half of the difference between US$0.20 and the average closing price of the Company's common shares as traded on the TSX Venture Exchange over the 90-day period prior to the exercise date, but in any event shall be not less than US$0.20.

The optionors will retain a collective 10% free carried interest in the properties until the completion of a bankable feasibility study on the properties or any portion thereof. If they elect to maintain this interest, they would be obligated to provide their share of funding as required or their 10% interest would be diluted. The optionors would also retain a 2% NSR interest in the Venezuela Properties. An arm's length finder's fee will be payable upon the approval of the acquisition. The fee is to be paid in two installments. The first option payment of 5,000,000 common shares and the finder's fee paid by the issuance of 375,000 common shares were paid in January 2007, pursuant to the option agreement. The second installment of the finder's fee will be due upon exercise of the Option. An equivalent number of common shares will be issued to equal US$325,000, based on the average closing price of the shares over the 30 day period prior to the exercise date. The Company extended the date of the expiry of the Honnold option on the Company's Venezuelan properties to October 9, 2007, due to the delay in obtaining final regulatory approval for the first stage of the option agreement.

(g) Option payments

During the year ending July 31, 2007, the Company must make cash payments totalling Cdn $31,833 and US$1,500,000, and issue 141,666 common shares and additional common shares having a deemed value of US$5,000,000, to maintain its mineral property interests. During the six months ended January 31, 2007, the Company made cash payments of $10,000 and issued 5,435,000 common shares pursuant to its option agreements. The cash and share payments are dependent upon exploration results and are made solely at the option of the Company to maintain the options in good standing until all payments are made and the property is vested.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Six months ended January 31, 2007 and 2006
(Unaudited – prepared by management)

4. **Investments:**

	Number of Shares	Net Book Value January 31, 2007	Fair Value January 31, 2007
Northern Orion Resources Inc.	150,000	$ 236,268	$ 675,000
Total Marketable Securities	150,000	$ 236,268	$ 675,000
Cream Minerals Ltd. (Note 7(f))	135,000	25,650	62,775
Emgold Mining Corporation (Note 7(f))	400,000	40,000	136,000
Mediterranean Minerals Corp.	5,000	2,000	2,150
Sultan Minerals Inc. (Note 7(f))	665,000	99,750	109,725
Brigadier Gold Ltd.	425,000	$ 51,000	$ 59,500
LMC Management Services Ltd. (Note 7(a))	1	1	1
Total Investments		$ 218,401	$ 370,151

	Number of Shares	Net Book Value July 31, 2006	Fair Value July 31, 2006
Northern Orion Resources Inc.	325,000	$ 511,914	$ 1,816,750
Total Marketable Securities		$ 511,914	$ 1,816,750
Emgold Mining Corporation (Note 7(f))	400,000	$ 40,000	$ 320,000
Sultan Minerals Inc. (Note 7(f))	665,000	99,750	119,700
Cream Minerals Ltd. (Note 7(f))	135,000	25,650	64,125
Mediterranean Minerals Corp.	5,000	2,000	1,200
Brigadier Gold Ltd.	425,000	51,000	55,250
LMC Management Services Ltd. (Note 7(a))	1	1	1
Total Investments		$ 218,401	$ 560,276

The fair value of certain investments may have fallen below the book value during the period ended January 31, 2007, but all shares are above book value at January 31, 2007. It is management's assessment that declines in market value are likely to be temporary. The shares held are very volatile, and the January 31, 2007, value is not indicative of the shares' market values throughout the period.

Subsequent to January 31, 2007, the Company sold 122,600 common shares of Northern Orion Resources Inc. with a book value of $193,110.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Six months ended January 31, 2007 and 2006
(Unaudited – prepared by management)

5. **Equipment:**

	Cost	Accumulated Depreciation	Net Book Value January 31, 2007	Net Book Value July 31, 2006
Vehicles	$ 24,956	$ 5,237	$ 19,719	$ 23,878
Office equipment	17,681	4,237	13,444	10,790
Buildings	61,339	3,370	57,969	61,036
Computer equipment	12,824	606	12,218	2,168
Field equipment	41,589	10,189	31,400	21,664
	$ 158,389	$ 23,639	$ 134,750	$ 119,536

The cost of equipment at July 31, 2006, was $129,598.

6. **Share capital:**

(a) Authorized

Unlimited number of common shares without par value

(b) Issued and fully paid

See interim consolidated statements of shareholders' equity.

In August 2006, the Company completed a brokered private placement offering. Subscribers purchased 5,175,000 flow-through units ("FT Units") at a price of $0.30 and 1,146,200 non-flow-through units ("NFT Units") at a price of $0.275 for aggregate gross proceeds of $1,867,705.

Each FT Unit consists of one flow-through common share and one transferable common share purchase warrant (the "Warrant"). Each NFT Unit consists of one common share and one Warrant. Each Warrant is exercisable for one additional non-flow-through common share. Warrants issued as part of the first tranche are exercisable at a price of $0.40 per share to August 28, 2007, and thereafter at an exercise price of $0.50 per share with an expiry date of August 28, 2008. Warrants issued as part of the second tranche are exercisable at a price of $0.40 per share until August 31, 2007, and thereafter at an exercise price of $0.50 per share, expiring August 31, 2008. Commissions totalling $135,578 were paid in addition to legal and other fees. Additionally, compensation options were issued that, exercisable until August 2008 to acquire up to 557,869 compensation option units at a price of $0.275. Each compensation option unit consists of one common share and one common share purchase warrant exercisable for one additional common share at a price of $0.40 until August 2007 or $0.50 until August 2008.

On December 29, 2006, the Company completed a non-brokered private placement offering of FT Units at a price of $0.30, for gross proceeds of $600,000. Each FT Unit consisted of one flow-through common share and one transferable common share purchase warrant. The warrants are exercisable at a price of $0.40 per share to December 29, 2007, and thereafter at an exercise price of $0.50 per share with an expiry date of December 29, 2008.

6. Share capital (continued):

Under the FT Unit agreements, the Company agreed to renounce $2,152,500 of qualifying expenditures to the investors. In accordance with CICA Handbook Section 3465 – Income Taxes, the Company will need to record a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the flow-through shares, for the future income taxes related to the deductions foregone by the Company. The Company estimates that the reduction in share capital and the related future income tax liability related to the renounced flow-through expenditures will be approximately $734,433, of which $529,713 has been recorded in the current period. The remaining future income tax liability will be recorded at the date the expenses are renounced.

(c) Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. Options generally vest immediately or over a two-year period, and have a maximum term of 10 years. The plan currently allows for the issue of up to 7,364,029 stock options. In addition, options may be issued under this plan in exchange for goods or services.

During the six months ended January 31, 2007, 150,000 fully-vested options exercisable at $0.25 were cancelled. The following table summarizes information about the stock options outstanding at January 31, 2007:

Number Outstanding and Exercisable at January 31, 2007	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
1,310,000	4.0 years	$0.25
100,000	4.5 years	$0.25
620,000	5.9 years	$0.25
965,000	6.8 years	$0.25
100,000	7.0 years	$0.25
775,000	2.5 years	$0.25
100,000	3.2 years	$0.25
3,970,000	4.7 years	$0.25

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Six months ended January 31, 2007 and 2006
(Unaudited – prepared by management)

6. **Share capital (continued):**

(d) **Warrants**

As at January 31, 2007, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,847,000	$0.40	October 8, 2007
1,467,333	$0.40	December 30, 2007
98,280*	$0.225	December 30, 2007
98,280*	$0.40	December 30, 2007
125,000	$0.50	February 13, 2008
3,300,364	$0.40/$0.50	August 28, 2007/08
320,036**	$0.275	August 28, 2008
320,036	$0.40/$0.50	August 28, 2007/08
3,020,836	$0.40/$0.50	August 31, 2007/08
237,833**	$0.275	August 31, 2008
237,833	$0.40/$0.50	August 31, 2007/08
2,000,000	$0.40/$0.50	December 29, 2007/08
13,072,831		

The warrants noted with an asterisk (*) are finder's unit warrants exercisable at $0.225 to receive one common share and one warrant. Each warrant is then exercisable at a price of $0.40 until December 30, 2007.

The warrants noted with an asterisk (**) are finder's unit warrants exercisable at $0.275 to receive one common share and one warrant. Each warrant is then exercisable at a price of $0.40 in the first year and $0.50 in the second year. These finder's unit warrants were valued using the Black-Scholes valuation model using a risk free interest rate of 4%, a two-year life, and an expected volatility of 76%.

7. **Related party transactions and balances:**

	Six months ended January 31,	
Services provided by:	**2007**	**2006**
Glencoe Management Ltd. (d)	15,000	15,000
LMC Management Services Ltd. (a)	343,105	208,578
PGC Consulting Ltd. (e)	--	58,750
Kent Avenue Consulting Ltd. (b)	24,000	18,000

Balances receivable from (payable to)	**January 31, 2007**	**July 31, 2006**
LMC Management Services Ltd. (a)	$ 85,872	$ 12,663
PGC Consulting Ltd. (e)	5,592	--
Total balances receivable (f)	91,464	12,663
Glencoe Management Ltd. (c)	--	(2,650)
PGC Consulting Ltd.	--	(5,825)
Total balances payable	$ --	$ (8,475)

7. **Related party transactions and balances (continued):**

(a) Management, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC") since August 1, 2001. LMC is a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently, the Company has a 25% interest in LMC. There is no difference between the cost of $1 and equity value (See Note 4). Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement, and at January 31, 2007, the Company did not have three months of fees advanced to LMC.

(b) Consulting fees of $24,000 (2006 – $18,000) were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner. These amounts are included in the services provided in (a) above.

(c) Fees are paid to non-executive directors on a quarterly basis, and for meetings attended during the quarter.

(d) Glencoe Management Ltd. is a private company controlled by Andrew F.B. Milligan, Chairman of the Company. Commencing August 1, 2004, management fees of $2,500 per month are paid to Glencoe Management Ltd. for the services of the Chairman.

(e) Balances receivable from related parties are non-interest bearing and due on demand.

(f) The Company's investments include shares of four companies with directors and/or management in common with the Company throughout the period.

8. **Supplementary cash flow information:**

During the six months ended January 31, 2007, the Company conducted non-cash investing activities as follows:

	Three months ended January 31,		Six months ended January 31,	
	2007	2006	2007	2006
Shares issued for mineral property interests and finders' fees	$ 1,558,750	$ 14,575	$ 1,574,975	$ 22,575
Amortization capitalized to mineral property interests	$ 8,099	$ 1,085	$ 14,149	$ 2,051

9. **Comparative figures:**

Where necessary, comparative figures have been reclassified to conform to the current period's presentation.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Six months ended January 31, 2007 and 2006
(Unaudited – prepared by management)

10. Subsequent event:

Subsequent to January 31, 2007, the Company announced that, subject to regulatory approval, it will carry out a non-brokered private placement of up to 7,700,000 units at a price of $0.26 per unit, for gross proceeds of up to $2,002,000. Each unit is to be comprised of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share for a period of 24 months at an exercise price of $0.40 per share for the first 12 months from the date of issue of the warrant and thereafter at an exercise price of $0.50 per share. Finder's fee agreements with certain eligible arm's-length parties provide for compensation options entitling the finders to purchase for a period of 24 months finder's units, equal to 10% of the total number of units sold in the private placement by each respective finder at a price of $0.26 per finder's unit to a maximum of 770,000 finder's units. Each finder's unit will comprise one common share and one-half of one common share purchase warrant with each whole finder's unit warrant exercisable to acquire one additional common share for a period of 24 months from the date of issue at an exercise price of $0.40 per finder's unit warrant share for the first 12 months from the date of issue of the compensation option and thereafter at an exercise price of $0.50 per finder's unit warrant share.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Note 11: Consolidated Schedule of Mineral Property Interests
Six months ended January 31, 2007
(Unaudited – prepared by management)

	Tower Mountain and Other, Ontario	Hunter Mine, Ontario	Venezuelan Properties, Venezuela	Manitoba Properties	Garrison Property, Ontario	Guyana Properties, Guyana	Total Mineral Property Interests January 31, 2007
Acquisition costs							
Balance, beginning of period	$ 246,182	$ 24,045	$ 564,300	$ 237,094	$ 110,000	$ --	$ 1,181,621
Incurred during the period	3,934	26,225	1,599,847	--	7,655	9,661	1,647,322
	250,116	50,270	2,164,147	237,094	117,655	9,661	2,828,943
Write-down of mineral property interests	(18,600)	--	--	(14,500)	--	--	(33,100)
Balance, end of period	231,516	50,270	2,164,147	222,594	117,655	9,661	2,795,843
Exploration and development costs							
Incurred during the period							
Assays and analysis	--	--	76	709	90,361	4,071	95,217
Drilling	--	(600)	--	--	584,432	--	583,832
Geological and geophysical	971	--	202,081	4,635	239,499	167,777	614,963
Site activities and trenching	2,288	--	543,647	13,666	42,920	76,311	678,832
Travel and accommodation	--	--	49,975	5,474	83,662	37,652	176,763
	3,259	(600)	795,779	24,484	1,040,874	285,811	2,149,607
Balance, beginning of period	2,376,055	497,514	517,129	244,675	1,585,246	5,921	5,226,540
Write-down of mineral property interests	(1,717)	--	--	(300)	--	--	(2,017)
Balance, end of period	2,377,597	496,914	1,312,908	268,859	2,626,120	291,732	7,374,130
Total Mineral Property Interests	$ 2,609,113	$ 547,184	$ 3,477,055	$ 491,453	$ 2,743,775	$ 301,393	$10,169,973

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Note 11: Consolidated Schedule of Mineral Property Interests
Year ended July 31, 2006

	Tower Mountain and Other, Ontario	Hunter Mine, Ontario	Venezuelan Properties, Venezuela	Manitoba Properties	Roy-Can, Q-9 and Other Properties	Garrison Property, Ontario	Guyana Properties, Guyana	Total Mineral Property Interests July 31, 2006
Acquisition costs								
Balance, beginning of year	$ 137,656	$ 50,470	$ --	$ 250,029	$ 113,860	$ 110,000	$ --	$ 662,015
Incurred (recovered) during the year	108,526	(26,425)	564,300	(12,935)	--	--	--	633,466
	246,182	24,045	564,300	237,094	113,860	110,000	--	1,295,481
Write-down of mineral property interests	--	--	--	--	(113,860)	--	--	(113,860)
Balance, end of year	246,182	24,045	564,300	237,094	--	110,000	--	1,181,621
Exploration and development costs								
Incurred during the year								
Assays and analysis	5,091	46	188	--	763	61,690	--	67,778
Drilling	3,401	5,102	--	--	--	1,041,338	--	1,049,841
Geological and geophysical	59,381	3,935	208,840	1,163	33,552	333,653	5,551	646,075
Site activities	5,595	75	205,360	303	1,901	32,459	370	246,063
Travel and accommodation	616	--	102,082	--	6,755	110,368	--	219,821
Trenching	12,567	--	--	--		209	--	12,776
Value-added tax capitalized	--	--	659	--	--	--	--	659
Government assistance	--	--	--	(2,758)	(11,630)	--	--	(14,388)
	86,651	9,158	517,129	(1,292)	31,341	1,579,717	5,921	2,228,625
Balance, beginning of year	2,289,404	488,356	--	245,967	171,135	5,529	--	3,200,391
Write-down of mineral property interests	--	--	--	--	(202,476)	--	--	(202,476)
Balance, end of year	2,376,055	497,514	517,129	244,675	--	1,585,246	5,921	5,226,540
Total Mineral Property Interests	$ 2,622,237	$ 521,559	$ 1,081,429	$ 481,769	$ --	$ 1,695,246	$ 5,921	$ 6,408,161

ValGold Resources Ltd.
Three and Six Months Ended
January 31, 2007

1.1 Date

The effective date of this interim report is April 2, 2007.

1.2 Overview

This Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements". All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward looking statements that may involve various risks and uncertainties including future changes in prices of gold and other metals; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements, and the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.

This MD&A should be read in conjunction with the audited financial statements of ValGold Resources Ltd. for the year ended July 31, 2006. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

ValGold Resources Ltd. ("ValGold" or the "Company") is a mineral exploration company. The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

- ValGold's earnings for the six months ended January 31, 2007 ("fiscal 2007") were $608,416 or $0.02 per share compared to a loss of $142,509 or $0.01 per share in the six months ended January 31, 2006 ("fiscal 2006").
- In fiscal 2007 ValGold sold 175,000 common shares of its investment in Northern Orion Resources Inc. ("Northern Orion") for a gain of $597,405, which resulted in earnings in fiscal 2007, compared to a gain of $825,735 in fiscal 2006.
- ValGold raised cash proceeds of $1,978,261 in two flow-through financings, one completed in August 2006 and the second completed in December 2006. In addition, net proceeds of $274,391 were raised in a non-flow-through financing that also closed at the end of August 2006.
- During fiscal 2007 cash used in operations was $532,188 compared to $307,012 in fiscal 2006. Expenditures on mineral property interests totalled $3,796,929 in fiscal 2007 compared to $572,764 in fiscal 2006. Exploration expenditures were incurred on the following mineral properties in fiscal 2007: Tower Mountain - $3,259 (2006: $70,085), Hunter Mine - a recovery of $600 (2006 - $8,279), Venezuelan properties - $795,779 (2006 - $80,460); Manitoba Nickel Properties - $24,484 (2006 - recoveries of $16,303), Roy-Can and Q-9 properties - $Nil (2006 – $37,056), Garrison Property - $1,040,874 (2006 - $364,742), Guyana - $285,811, (2006 - $Nil) and the Horseshoe and China properties - $Nil (2006 - $3,252).
- In fiscal 2006 the Company wrote off the Q9 and Roy-Can properties and additional costs related to the Horseshoe and China properties for a total write-off of $325,303, compared to a write-off of $14,800 relating to the Attwood Lake property in Manitoba and $20,317 related to the Freehold Claims in Ontario in fiscal 2007.

1.2.1 Garrison Project, Ontario

ValGold acquired 100% right, title and interest in 35 mining claims located in Garrison Township, Kirkland Lake District, Larder Lake Mining Division in Northern Ontario, by making a cash payment of $110,000 to the seller of the property in June 2005.

The property is located 40 kilometres (km) north of the Town of Kirkland Lake, 100 km east of Timmins and 8 km west of and on strike with St. Andrews Goldfields Ltd. Holloway and Holt-McDermott gold mines. Access to the property is by Ontario highway 101 that runs along the north boundary of the property. The mining leases cover approximately 4 km of the famous Destor Porcupine Fault Zone and a major splay, the Munro Fault Zone ("MFZ").

Since the property was acquired in June 2005, work has been directed towards creating a digital database of the past surface and underground drilling for the purpose of disclosing a NI 43-101 compliant resource estimate for the J.P. zone and drilling to extend the previously outlined limits of the deposit.

Current Exploration: In calendar 2006, ValGold drilled 22,465m, for a total of 24,042m since beginning the exploration program in late 2005. A new 5,000m diamond drill program started in early 2007 and by the end of February, 2,643m had been completed.

The drill program focused initially upon the infilling and extending along strike and to depth the main J.P. Gold Zone situated in the central part of the Garrison property. The holes, identified as the "G-series holes", were collared on 50m centers in order to achieve results that could be utilized in a resource calculation and also to evaluate the potential for lithological or structural controls on the gold zones.

The Garrcon shaft area is located approximately 1,200m east-south-east of the J.P. shaft within the Garrcon claim group of the Garrison gold property. The Garrcon shaft was constructed in the mid-1930's as part of the exploration program conducted in the footwall of the Destor Porcupine Fault zone by Cominco Ltd. Three principal zones of gold mineralization have been identified in the area of the Garrcon shaft, the North zone, the Shaft zone ("A", "B", and "C" zones) and the South zone. Drill holes in the Garrcon area are identified as the "C-series".

ValGold intends as part of its 2007 program to focus on the JP Zone in sequential vertical sections to add to the resource potential. During the winter months, much of the surface drilling has been directed at in-filling and extending the Garrcon Shaft gold zones. Subsequently, the Company anticipates engaging an independent qualified person for the preparation of a resource estimate in accordance with current CIM Definition Standards and NI 43-101. With the successfully completion of a resource estimation, ValGold should be in a position to plan the re-opening of the underground workings and to evaluate the economic potential of the property.

Assays for all holes which have been received and reported may be found on the Company's website, www.valgold.com and on www.sedar.com.

Fiscal 2007 exploration expenditures on the Garrison Project have included assay and analysis costs - $90,361 (2006 – $12,530); drilling - $584,432 (2006 - $223,235); geological and geophysical - $239,499 (2006 - $88,988), travel and accommodation - $83,662 (2006 - $38,854) and site activities of $42,920 (2006 - $1,135).

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the project, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of Quality Control and Assurance ("QC/QA"), using assay control samples and duplicates. Swastika Labs, a recognized assay laboratory located in Swastika, Ontario, carried out the assay work on the recent drill program. All samples were fire assayed utilizing industry standard procedures. All sampled core was split in a secure facility in Ontario and hand delivered to the laboratory by a Company representative. The balance of the split core is stored for record purposes at a secure site near the Garrison property.

1.2.2 Venezuela Acquisition

ValGold entered into a two-stage transaction in January 2006 by signing a Memorandum of Understanding with a group of three private companies under which ValGold was granted the sole and exclusive option (the "Honnold Option") to acquire all of the shares of Honnold Corp., a British Virgin Island company that through a group of wholly-owned direct and indirect subsidiaries, held twenty-seven exploration licenses (the "Venezuelan Properties") covering approximately 1,300 square kilometers in Bolivar State, Venezuela. The Honnold Option agreement, which was signed on December 8, 2006, received regulatory approval for the first stage of the transaction in January 2007. The first option payment of 5,000,000 common shares and the related finder's fee of 375,000 common shares were paid in January 2007. Certain of the exploration licenses will not be acquired and are in the process of being returned to the government of Venezuela.

Previous exploration expenditures on the Properties of up to US$38 million, depending upon the final disposition of exploration licenses acquired, outlined several occurrences of significant gold and platinum, palladium, nickel, copper and vanadium mineralization, for which ValGold considers the potential for resource development to be excellent. The properties are also highly prospective for diamonds and uranium.

The principal mineral properties controlled by Honnold Corp.'s subsidiaries include the Chicanan West and the Chicanan East Concessions. The concessions are located in southern Bolivar State, approximately 40 km northwest of Kilometer 88 and the well-known Las Cristinas and Brisas gold deposits that are reported to contain a combined reserve of approximately 30 million ounces. The concessions are comprised of 21 exploration licenses that cover a total of approximately 89,209 hectares or approximately 892 square kilometers.

As part of its due diligence process, ValGold commissioned and completed a NI 43-101 compliant technical report on the Properties that is available on the SEDAR website, www.sedar.com. In addition, ValGold has been actively reviewing all of the available historical information and selecting drill targets based on anomalies outlined by previous operators. An initial 5,000m drill program commenced in March 2007, and is expected to be finished by late May.

The Terms of the Acquisition

The acquisition of the Honnold shares is expected to be accomplished in two phases. The total purchase price for both phases consists of US$2,000,000 cash and the equivalent of US$6,000,000 in common shares, broken down by phase as follows:

(1) ValGold paid US$500,000 cash, and issued 5,000,000 common shares as consideration for acquiring the Honnold Option. Due to the delays in obtaining audited financial statements from

the various subsidiaries of Honnold Corp., the final option date was extended from July 9, 2007, and is now exercisable at any time up to October 9, 2007.

(2) To exercise the Honnold Option, ValGold will be required to pay the sellers an additional US$1,500,000 in cash and issue to the sellers such additional common shares as defined in the option agreement that have a deemed value of US$5,000,000. The deemed per share value of the common shares that will be issued to exercise the Honnold Option is to be calculated as an amount equal to US$0.20 plus one-half of the difference between US$0.20 and the average closing price of the Company's common shares as traded on the TSX Venture Exchange over the 90-day period prior to the exercise date, but in any event shall be not less than US$0.20.

(3) The sellers will retain a collective 10% free carried interest in the Venezuelan Properties until the completion of a feasibility study on the Venezuelan Properties or any portion thereof. If they elect to maintain this interest, they would be obligated to provide their share of funding as required or their 10% interest would be diluted.

(4) The sellers would also retain a 2% NSR in the Venezuelan Properties.

Upon exercise of the Honnold Option, ValGold would also acquire a substantial financial asset represented by approximately US$18 million of inter-company notes, issued in respect of previous loans made by Honnold for the exploration of the mineral property interests.

An arm's length finder's fee of 5% of the value of the acquisition is to be paid in two installments. The first instalment was paid by the issuance of 375,000 common shares. The second installment of the finder's fee would be due upon exercise of the Honnold Option as defined in the option agreement. The completion of the Honnold Option may be subject to further regulatory approval.

The Company has commenced a drill program on the Increible Concessions in the El Callao Mining District, Bolivar State. ValGold's Increible Concessions 1, 3 & 5 are contiguous and cover a total of 14,950 hectares. The first three holes have been drilled in and around the Los Patos gold occurrence located in Increible 3, and total 602m. The Los Patos showing occurs along the Los Chivos Shear Zone. The occurrence was tested during the period from 1992 to 1995 by 19 surface trenches and eight drill holes totalling 1,189m.

Several important gold targets have already been outlined on the three Increible concessions by previous exploration programs. One of these targets comprises an east-west striking shear zone referred to as the Los Chivos Shear Zone ("LCSZ"). This shear zone cuts through the central portion of the Increible 3 concession and is anomalous in gold over most of its seven kilometer strike length. The Los Patos gold zone occurs along the LCSZ as a complex sequence of highly altered tholeiitic lavas, tuffs and volcanoclastic units which in association with the gold mineralization have been subjected to varying degrees of shearing, deformation, alteration and greenschist metamorphism. Gold mineralization is associated with quartz veining and accompanying disseminated pyrite and tourmaline. The above-mentioned surface trenches and eight drill holes tested the Los Patos gold zone over an area measuring 160 m long by 100m deep which varies from 8m to 27m in width and which has a weighted average grade of 1.03 g/T Au. Drill intersections returned very encouraging results including 27.71 m averaging 1.88 g/T Au, 31.17 m averaging 1.24 g/T Au and 23.38 m averaging 1.59 g/T Au. Potential exists in all directions for similar grades and widths. ValGold's drilling will initially focus on expanding the Los Patos occurrence targeting open pit accessible mineralization that could be processed at one of the local mills.

Other gold occurrences are located within the Increible concessions. In the northeast corner of the Increible 5 concession is the past producing Santa Isabel mine where the gold mineralization is associated with a series of quartz veins in intermediate to mafic volcanics near a contact with sericite talc schist. Other occurrences in the immediate area are the Isabel West and immediately to the east, the Pozo Giron. The latter occurrence lies near the boundary of the Tomi concession where Crystallex is currently mining gold from shallow open pits.

Fiscal 2007 exploration expenditures of $795,779 (2006 - $80,460) on the Venezuelan properties include the following: assays and analysis - $76 (2006 - $188); geological and geophysical - $202,081 (2006 - $43,652) travel and accommodation - $49,975 (2006 - $35,831), and site activities and trenching - $543,647 (2006 - $789), which includes the maintenance of a camp and personnel who have worked on the property for several years.

See the Company's MD&A for the year ended July 31, 2006, for risks and uncertainties relating to the mining industry in Venezuela.

1.2.3 Guyana Shield Properties, Guyana

In October 2006 the Company entered into a letter of intent ("LOI") to enter into an agreement with Newmont Overseas Exploration Limited ("Newmont") to earn a 100% interest (subject to certain interests reserved by Newmont) in four highly prospective properties in northwest Guyana. The total size of the areas covered by the LOI is approximately 4,900 square kilometers or 1,213,500 acres.

The following table outlines all the areas covered by the proposed agreement:

License	Type of License	Number of License(s)	Size (km^2)	Size (acres)
Five Star	PGGS [1]	1	3,605	891,810
Otomung	PGGS	1	1,117	276,090
Kartuni	PL	3	150	38,768
Cuyani River	Medium Scale	6	28	6,893
Total			**4,900**	**1,213,561**

PGGS is a "Permit for Geological and Geophysical Surveys"

The Five Star area permit is valid until late September 2007 at which time the permit may have to be reduced by covering select areas with prospecting licenses ("PLs"). Up to 20 PLs, each covering up to 50.6 km^2 (12,500 acres), are allowed according to government regulations. In addition, ValGold has the exclusive right to occupy and explore the Otomung PGGS until at least January 2008 before it is necessary to reduce the area by way of PLs. The other license areas need not be reduced further and may be renewed as and when required.

Under the terms of the proposed agreement ValGold's earn-in for 100% interest in the properties will require property expenditures of US$5.0 million over four years. There is a first year commitment of US$750,000 after which further expenditures are optional. Newmont will reserve back-in options by which at any time subsequent to ValGold's earn-in up and until 90 days following the delivery of a feasibility study for any PL, Newmont may acquire 75% interest in that PL by paying ValGold, in cash, an amount equal to 2.5 times ValGold's US$5.0 million earn-in cost plus the post earn-in expenditures on the PL up to the back-in exercise date. On back-in options exercised after the first one, the US$5.0

million earn-in cost will not be reimbursed. Following Newmont's election of a back-in option (whether one or more), if a party dilutes to 10% or less under a joint venture agreement, such party's interest would be converted to a 1% NSR in respect of that PL. Newmont would be entitled to a 1.5% NSR in respect of any PLs for which it does not make the back-in election. The agreement will be subject to all required regulatory approvals.

The properties are located in the northern part of the Archean-Proterozoic Guiana Shield which is mapped in Guyana as the Paleoproterozoic Barama-Mazaruni Supergroup. This granite-greenstone terrain is intercalated with Archean-Proterozoic gneisses and was intruded by felsic to ultramafic rocks during the Trans-Amazonian Orogeny. The terrain is considered to be the equivalent of the volcanic-sedimentary Birimian Supergroup in West Africa which is host to several large gold deposits including AngloGold Ashanti's Obuasi Mine in Ghana that has annual production of approximately 400,000 ounces and a current mineral resource in the order of 24 million ounces. Major deposits found within the Guiana Shield include the Rosebel mine in Suriname, the Omai mine in Guyana and the Las Cristinas and Brisas deposits in Venezuela.

The properties are considered highly prospective for gold but also have potential for the discovery of diamonds, uranium and base metals. Several gold occurrences have already been discovered on the properties including the Makapa occurrence where rock samples have returned gold values as high as 136.0 g/t. Limited drilling at the same occurrence has intersected up to 18.3 g/t gold over 2.0 metres in silicified volcaniclastic conglomerate. Large areas have also seen no work or have good gold stream silt anomalies that have not been investigated. Alluvial diamonds are found at a number of locations although very little exploration has been conducted for this commodity.

Fiscal 2007 exploration expenditures on the Guyana Properties include the following: assays and analysis of $76,311; geological and geophysical - $167,777; travel and accommodation of $37,652 and site activities of $76,311. There were no expenditures in fiscal 2006.

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the project, and is responsible for all of the technical reporting in compliance with NI 43-101.

1.2.4 Tower Mountain Gold Project, Ontario

Fiscal 2007 exploration expenditures on the 100% owned Tower Mountain Gold Project include the following: assays and analysis - $Nil (2006 - $3,835); drilling - $Nil (2006 - $3,401); geological and geophysical - $971 (2006 - $47,644), and travel, site activities and trenching - $2,288 - (2006 - $15,205).

The Tower Mountain property is located 3 km south of the Trans-Canada Highway approximately 40 kilometers west of the city of Thunder Bay in the Matawin gold belt of northwestern Ontario. It includes the original Tower Mountain property and optioned freehold leases. The Company has acquired a 100% interest in these properties that cover an aggregate of 3,875 acres (1,568 ha). Cash payments of $220,000 were made to the optionors of the Tower Mountain property. The Company had also acquired two additional parcels of land, which formed part of the Tower Mountain project for the issuance of 70,000 common shares over a four-year period, of which 50,000 common shares were issued. These claims, known as the Freehold Claims, were written off in fiscal 2007 for a total of $20,317.

1.2.5 Mel 223B Uranium Property

In fiscal 2006, ValGold entered into an option agreement to earn a 100% interest in the MEL 223B Property by making cash payments totalling $50,000 ($6,500 paid) and issuing 250,000 common shares (50,000 issued) over four years, and reimbursing the optionor for the provincial deposit for the license in the amount of $5,688. In fiscal 2007, the Company returned the property to the optionor and wrote off costs incurred on the property of $14,800.

1.2.6 Hunter Gold Mine, Ontario

In July 2003, ValGold entered into an option agreement to acquire a 100% interest in the former Hunter Gold Mine, located in the Timmins Mining Camp. Under the terms of the agreement, ValGold agreed to make total cash payments of $50,000 ($30,000 paid at the date of this report) and issue 325,000 common shares (220,000 issued) to the optionor over a five-year period. In addition to the above, exploration expenses of no less than $500,000 must be incurred during the first 60-month period. The property will be subject to a 2.0% NSR from production of gold, silver and other metals. The NSR may be reduced to 1.0% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production.

In the third quarter of fiscal 2006, the Company signed an option agreement with Brigadier Gold Ltd. ("Brigadier"), to dispose of an initial 50.0% interest in the property. Under the terms of the option agreement Brigadier can earn an initial 50.0% interest in the property by issuing to ValGold 1.7 million common shares and incurring exploration expenditures totalling $600,000 over a period of four years. Brigadier must spend a minimum of $250,000 on exploration in the first year and issue 425,000 common shares upon regulatory approval (received by the Company) and a second tranche of 425,000 shares on the first anniversary after regulatory approval (not yet received by the Company). A further 30.0% interest may be earned by Brigadier upon completion of the share issuances and commitments above, by completing a bankable feasibility study at its sole cost on or before December 31, 2010. In February 2007, the Company amended the agreement with Brigadier, granting an extension for completion of the exploration expenditures from March 15, 2007, to October 31, 2007. For the granting of the extension, ValGold received an aggregate of 425,000 share purchase warrants to purchase 425,000 common shares of Brigadier at $0.15 per share with an expiry date of September 2, 2008.

In fiscal 2007, expenditures included the following costs: assays and analysis - $Nil (2006 - $44); drilling - $(600) (2006 - $4,502), geological and geophysical - $Nil (2006 - $3,658), and site and travel costs - $Nil (2006 - $75). The Company issued common shares under the option agreement with the initial optionors and made a cash payment of $10,000, for a total of $26,225.

1.2.7 Mineral Property Option Payments Due In Fiscal 2007

In fiscal 2007, ValGold must make cash payments totalling Cdn$31,833 and US$1,500,000, of which Cdn$10,000 has been paid to the date of this report to maintain its current mineral property interests. In addition, ValGold must issue a total of 141,666 common shares, other than the shares related to the Honnold Option, of which 55,000 common shares have been issued to the date of this report, to maintain the options on the mineral property interests that are currently held. The cash and share payments are dependent upon exploration results and are made solely at the option of the Company to maintain the options in good standing until all payments are made and the property to which the payments related is vested, subject to net smelter returns royalties payable on commencement of production. To complete the

Venezuela (Honnold) transaction, the Company will have to issue common shares having a deemed value of US$5,000,000, which may exceed 20,000,000 common shares.

1.2.8 Market Trends

In 2006 the price of gold has increased, continuing an overall uptrend that commenced in 2001. The gold price in 2006 averaged US$603 per ounce while in 2007 the gold price averaged US$649.82 per ounce to March 30, 2007.

1.3 Selected Annual Information

The following selected financial information has been extracted from the Company's audited consolidated financial statements for the years ended July 31, 2006, 2005 and 2004, which have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.

	As at July 31, 2006	As at July 31, 2005	As at July 31, 2004
Current assets	$ 1,018,295	$ 987,683	$ 3,810,592
Mineral property interests	6,408,161	3,862,406	2,264,567
Other assets	360,650	1,408,795	1,405,213
Total assets	7,787,106	6,258,884	7,480,372
Current liabilities	660,617	137,952	587,290
Shareholders' equity	7,126,489	6,120,932	6,893,082
Total shareholders' equity and liabilities	7,787,106	6,258,884	7,480,372
Working capital (non-GAAP measure)	$ 357,678	$ 849,731	$ 3,223,302

	Year ended July 31, 2006	Year ended July 31, 2005	Year ended July 31, 2004
Expenses (Recoveries)			
Amortization	$ 889	$ 855	$ 152
Foreign exchange loss	8,827	17,838	14,210
Legal, accounting and audit	128,504	75,297	121,953
Management and consulting fees	73,000	60,000	30,000
Office and administration	301,521	208,331	193,661
Salaries and benefits	204,255	218,938	180,310
Shareholder communications	156,647	214,849	179,284
Stock-based compensation	241,986	53,734	654,396
Travel and conferences	38,283	75,169	78,538
	1,153,912	925,011	1,452,504
Property investigation (recoveries) costs	(3,107)	115,052	142,803
Write-down of mineral property interests	316,336	419,698	290,619
Gain on sale of marketable securities and investments	(1,722,766)	--	(2,494,700)
Loss on disposal of equipment	--	--	1,150
Write-down of investments	--	6,000	40,464
Interest income	(23,738)	(46,506)	(48,208)
Earnings (loss) before future income tax recovery	279,363	(1,419,255)	615,368
Future income tax recovery	112,648	162,788	2,322
Earnings (loss) for the year	392,011	(1,256,467)	617,690
Earnings (loss) per share – basic	$ 0.02	$ (0.06)	$ 0.03
Earnings (loss) per share – diluted	$ 0.02	$ (0.06)	$ 0.03
Weighted average number of common shares outstanding – basic	22,253,520	20,701,374	17,846,346
Weighted average number of common shares outstanding – diluted	22,575,085	20,701,374	19,821,310

1.4 Results of Operations

ValGold had earnings of $608,416 or $0.02 per share in the six months ended January 31, 2007 ("fiscal 2007"), compared to a loss of $142,509, or $0.01 per share in the six months ended January 31, 2006 ("fiscal 2006").

The Company is currently conducting exploration programs in Venezuela and in Guyana which involve foreign exchange risks. Certain of the Company's expenditures are also denominated in United States dollars. As a result, foreign exchange losses increased from $1,130 in fiscal 2006 to $2,440 in fiscal 2007. Currently, there has been some volatility between the United States dollar and the Canadian dollar. There is also currency fluctuation relating to the Bolivar, the currency used in Venezuela. Venezuela reintroduced exchange controls in February 2003 and all foreign currencies brought into Venezuela must be converted into Bolivars at the prevailing official exchange rate. Also, the net proceeds of all exports of goods and services must be repatriated and converted into Bolivars at the prevailing official exchange rate. Venezuelan corporations and branches have access to foreign currencies at the prevailing official exchange rate to pay principal and interest on registered prescribed debt and to purchase prescribed imported goods and services under registered agreements. They must apply to the Venezuelan Foreign Exchange Administration Commission to obtain foreign currencies at the prevailing official exchange rate for other purposes, including paying dividends and repatriating net earnings.

The Company had a nominal balance of funds in United States dollars during the year and a significant portion of the foreign exchange loss relates to the funds held and expenditures paid in United States dollars during the year and foreign currency expenditures paid in foreign currencies.

Legal, accounting and audit expenses decreased from $80,365 in fiscal 2006 to $50,312 in fiscal 2007. Legal advice related to property agreements entered into in foreign jurisdictions and certain foreign legal and accounting costs directly related to the mineral property acquisition have been capitalized.

Commencing August 2004 management fees of $2,500 per month are paid to Glencoe Management Ltd. for the services of Andrew F.B. Milligan as Chairman of the Company. Management fees paid to Glencoe Management Ltd. for both fiscal 2007 and 2006 totalled $15,000. Also included in management and consulting fees for fiscal 2007 is $24,000 (2006 – $18,000) paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

Office and administration costs decreased from $129,307 in fiscal 2006 to $117,456 in fiscal 2007. The office and administration costs include rent, shared office services and other costs related to administration of a public company.

Salaries and benefits have increased from $85,719 in fiscal 2006 to $165,675 in fiscal 2007. Salaries and benefits are primarily paid by LMC Management Services Ltd. ("LMC"), and as such, are activity based with levels of administrative activity changing with activity levels of the Company. In fiscal 2006, the administration portion of the consulting fees paid to the vice-president of exploration was included in management and consulting fees. In fiscal 2007, similar amounts are now included as salaries and benefits, as the consulting agreement was terminated and the officer is now an employee of the Company.

In fiscal 2006, there was $241,985 in stock-based compensation compared to $Nil in fiscal 2007. Stock-based compensation is calculated using the Black-Scholes option valuation model.

Shareholder communications costs have increased from $73,926 in fiscal 2006 to $79,438 in fiscal 2007. The Company utilized the services of an investor relations' consultant to the end of June, and another consultant was hired in July 2006. The services of this consultant were terminated in November 2006 and the Company hired an investor relations' consultant in January 2007. Fees paid to these consultants totalled $33,000 in fiscal 2006, compared to $28,500 in fiscal 2007. Other shareholder activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information.

Travel and conference expenses have increased from $12,791 in fiscal 2006 to $38,934 in fiscal 2007. An officer of the Company travelled to Venezuela and to the United Kingdom, in addition to shorter trips undertaken to improve investor awareness during fiscal 2007.

Property investigation costs have changed from a recovery of $9,147 in fiscal 2006 to an expenditure of $180 in fiscal 2007. The Company incurred costs that were to be recovered from an independent party in fiscal 2006, and the recoverability of the expenditure is uncertain. The Company will be reviewing a receivable of $64,006 in the next few months to determine if the receivable should be recorded as a doubtful account and the related allowance set up. The Company receives property submissions on a regular basis, and the submissions require review. The costs related to submissions are capitalized if the property is acquired, or expensed if the property is not acquired.

During fiscal 2007, the Company sold 175,000 common shares of its investment in Northern Orion Resources Inc. ("Northern Orion") for a gain of $597,405, which resulted in earnings in fiscal 2007, compared to a gain of $825,735 in fiscal 2006 on the sale of 324,633 common shares of its investment in Northern Orion. Interest income of $6,455 in fiscal 2006 compares to $10,653 in fiscal 2007.

In accordance with CICA Handbook Section 3465 – Income Taxes, the Company records a provision at the time of the actual renunciation of flow-through expenditures, which is recorded as a reduction in the amount included in share capital relating to the flow-through shares, for the future income taxes related to the deductions foregone by the Company. The Company estimates that the reduction in share capital and the recovery of future income taxes related to the flow-through expenditures renounced in the current period is approximately $529,713. Further renouncements will be made in the third quarter of fiscal 2007, relating to Canadian resource-related expenditures to be incurred in the balance of fiscal 2007 and possible in fiscal 2008, under the look-back rules for flow-through expenditures.

1.5 Summary of Quarterly Results (unaudited)

The tables below provide for each of the most recent eight quarters, a summary of property acquisition and exploration costs on a project-by-project basis, and a table of corporate expenses:

	Tower Mountain Ontario	Jinzhuang and other, China	Manitoba Claims, Manitoba	Guyana Properties Guyana	Horseshoe, Roycan, Q-9 and Other Properties Canada	Hunter Mine, Ontario	Garrison Property, Ontario	Venezuela Properties Venezuela
Fiscal 2005								
Third Quarter	481,411	714	73,676	--	175,994	12,251	--	--
Fourth Quarter	154,035	7,585	(7,168)	--	98,316	1,992	115,529	--
Fiscal 2006								
First Quarter	41,445	--	(373)	--	25,760	31,690	38,353	--
Second Quarter	29,258	3,117	(15,930)	--	11,431	1,164	326,389	80,460
Third Quarter	17,943	--	(16,476)	--	(9,838)	(50,729)	490,389	685,983
Fourth Quarter	106,531	--	18,552	5,921	871	608	724,586	314,986
Fiscal 2007								
First Quarter	2,980	--	13,661	37,168	--	25,840	586,760	346,559
Second Quarter	4,213	--	10,823	258,304	--	(215)	461,769	2,049,067

	Earnings (loss) per quarter	Basic earnings (loss) per share	General and adminis-trative expenses	Gain on investments and interest	Mineral property write-down (recovery)	Property investigation costs	Stock-based compen-sation
Fiscal 2005							
Third Quarter	(427,004)	(0.02)	225,538	10,812	337,965	19,764	17,512[1]
Fourth Quarter	(310,606)	(0.01)	260,313	7,097	(2,606)	49,714	4,107
Fiscal 2006							
First Quarter	(557,503)	(0.03)	173,938	3,311	310,755	59,191	16,930
Second Quarter	414,994	0.02	242,617	828,879	14,549	(68,337)	225,056
Third Quarter	170,892	0.01	382,890	431,296	(9,838)	--	--
Fourth Quarter	363,628	0.01	112,481	483,018	870	6,039	--
Fiscal 2007							
First Quarter	228,230	0.01	257,145	515,246	35,117	54	--
Second Quarter	380,186	0.01	190,714	87,512	--	125	--

Three Months Ended January 31, 2007 ("Q2 2007") Compared to Three Months Ended January 31, 2006 ("Q2 2006")

ValGold had earnings of $380,186 or $0.01 per share in Q2 2007, compared to earnings of $414,994, or $0.02 per share in Q2 2006. The significant difference between the earnings in the two periods, is that Q2 2007 earnings relate primarily to the recovery of future income taxes, compared to the sale of a significant number of common shares of Northern Orion Resources Inc. in Q2 2006.

In fiscal 2006 and 2007, ValGold was conducting exploration programs in Venezuela and Guyana, with the attendant foreign exchange risks associated with exploration in these foreign jurisdictions. Foreign exchange losses varied from a loss of $665 in Q2 2006 to a gain of $1,296 in Q2 2007.

Legal, accounting and audit expenses decreased from $47,576 in Q2 2006 to $39,081 in Q2 2007. The Company's annual audit and tax filings are completed in the second quarter of each fiscal year but are accrued throughout the fiscal year. Legal, accounting and audit fees will likely be higher throughout the 2007 fiscal year due to the related accounting, tax and administration costs of doing businesses in foreign jurisdictions and the consolidation of those activities. Legal costs may also increase as agreements are finalized.

Office and administration costs decreased from $70,915 in Q2 2006 to $51,313 in Q2 2007. The office and administration costs include rent, shared office services and other costs related to administration of a public company. The full cost recovery surplus determined on an annual or semi-annual basis contributed to the decrease.

Salaries and benefits have increased from $42,783 in Q2 2006 to $68,204 in Q2 2007, partially due to the change of status of employment of the Vice-President, Exploration from consultant to employee, which occurred in the fourth quarter of fiscal 2006.

Shareholder communications costs have increased from $45,402 in Q2 2006 to $49,963 in Q2 2007. The Company utilizes the services of an investor relations' consultant. Fees paid to consultants totalled $16,500 in Q2 2006 compared to $9,000 in Q2 2007. Shareholder communications also includes all costs associated with timely disclosure of information, including news dissemination services. The Company had a booth at a conference in Vancouver in Q2 2007.

In Q2 2006, there was $225,056 in stock-based compensation compared to $Nil in Q2 2007. No stock options were granted or vested during the period.

Travel and conference expenses remained at approximately the same level, $9,616 in Q2 2006 and $9,671 in Q2 2007.

ValGold did now write down interests in mineral properties in Q2 2007, but incurred $15,549 in mineral property write-downs in Q2 2006, related to the RoyCan and Q-9 properties. In Q2 2006, ValGold sold 324,633 common shares of its investment in common shares of Northern Orion Resources Inc., for a gain of $825,735. The Company sold 23,800 shares of Northern Orion Resources Inc. in Q2 2007, for a gain of $82,160.

1.6 Liquidity

Historically, the Company's sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At January 31, 2007, ValGold's working capital, defined as current assets less current liabilities, (a non-GAAP measure) was $496,196, compared with working capital of $357,678 at July 31, 2006.

Investing Activities

At January 31, 2007, ValGold has capitalized $10,169,973, representing costs associated with the acquisition and exploration of its mineral property interests in Venezuela, Guyana, Manitoba and Ontario.

During the six months ended January 31, 2007, ValGold expended $3,796,929 on the acquisition and exploration of its mineral property interests compared to $572,764 in the six months ended January 31, 2006. Drilling continues on the Garrison property with 3,448 metres drilled to date in calendar 2007.

At January 31, 2007, the Company held 150,000 common shares of Northern Orion with a book value of $236,268 (closing market value - $675,000). These common shares are recorded as marketable securities at January 31, 2007. Subsequent to January 31, 2007, and to the date of this quarterly report, ValGold has sold 122,600 of its remaining common shares of Northern Orion.

In addition to the Northern Orion shares noted above, ValGold also holds 665,000 common shares of Sultan Minerals Inc., 135,000 common shares of Cream Minerals Ltd., 400,000 common shares of Emgold Mining Corporation, 425,000 shares of Brigadier Gold Ltd. and 5,000 common shares of Mediterranean Minerals Corp. at a total book value of $218,401. The market value of these shares at January 31, 2007, was $370,150.

1.7 Capital Resources

In August 2006, the Company completed a brokered private placement offering. Subscribers purchased 5,175,000 flow-through units ("FT Units") at a price of $0.30 and 1,146,200 non-flow-through units ("NFT Units") at a price of $0.275 for aggregate gross proceeds of $1,867,705.

Each FT Unit consisted of one flow-through common share and one transferable common share purchase warrant (the "Warrant"). Each NFT Unit consisted of one common share and one Warrant. Each Warrant is exercisable for one additional non-flow-through common share. Warrants issued as part of the first tranche are exercisable at a price of $0.40 per share to August 28, 2007, and thereafter at an exercise price of $0.50 per share with an expiry date of August 28, 2008. Warrants issued as part of the second tranche are exercisable at a price of $0.40 per share until August 31, 2007, and thereafter at an exercise price of $0.50 per share, expiring August 31, 2008.

Commissions totalling $135,578 were paid in addition to legal and other fees. Additionally, compensation options were issued, exercisable until August 2008 to acquire up to 557,869 Compensation Option Units at a price of $0.275. Each Compensation Option Unit consists of one common share and one common share purchase warrant exercisable for one additional common share at a price of $0.40 until August 2007 or $0.50 until August 2008.

On December 29, 2006, the Company completed a non-brokered private placement for 2,000,000 FT Units at a price of $0.30 per unit for gross proceeds of $600,000. Each FT Unit consisted of one FT common share and one non-transferable, NFT share purchase warrant, exercisable for a common share at a price of $0.40 per share up to and including December 29, 2007, and thereafter at a price of $0.50 per share up to and including December 29, 2008.

All Units, shares, Warrants and any shares and/or warrants issuable upon the exercise thereof are subject to a hold period and may not be traded until April 30, 2007.

Under the FT Unit agreements, the Company agreed to renounce $2,152,500 related to the flow-through share financing completed in August 2006, in qualifying expenditures to the investors. In accordance with CICA Handbook Section 3465 – Income Taxes, the Company will need to record a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company. The Company estimates

that the reduction in share capital and the recovery of future income taxes related to the renounced flow-through expenditures is expected to be approximately $734,433, of which $529,713 has been recorded as of January 31, 2007. The balance of $204,720 will be recorded at the time of renunciation. The recovery of future income taxes is related to monetizing temporary differences and is therefore valued at the approximate tax rate in effect at the time of renunciation of the securities to the investors and is recorded as a cost of issuance.

Subsequent to January 31, 2007, the Company announced that, subject to regulatory approval, it will carry out a non-brokered private placement of up to 7,700,000 units at a price of $0.26 per unit, for gross proceeds of up to $2,002,000. Each unit is to be comprised of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share for a period of 24 months at an exercise price of $0.40 per share for the first 12 months from the date of issue of the warrant and thereafter at an exercise price of $0.50 per share. Finder's fee agreements with certain eligible arm's-length parties provide for compensation options entitling the finders to purchase for a period of 24 months finder's units, equal to 10% of the total number of units sold in the private placement by each respective finder at a price of $0.26 per finder's unit to a maximum of 770,000 finder's units. Each finder's unit will comprise one common share and one-half of one common share purchase warrant with each whole finder's unit warrant exercisable to acquire one additional common share for a period of 24 months from the date of issue at an exercise price of $0.40 per finder's unit warrant share for the first 12 months from the date of issue of the compensation option and thereafter at an exercise price of $0.50 per finder's unit warrant share.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

Services provided by:	Six months ended January 31, 2007	2006
Glencoe Management Ltd. (d)	15,000	15,000
LMC Management Services Ltd. (a)	343,105	208,578
PGC Consulting Ltd.	--	58,750
Kent Avenue Consulting Ltd. (b)	24,000	18,000

Balances receivable from (payable to)	January 31, 2007	July 31, 2006
LMC Management Services Ltd. (a)	$ 85,872	$ 12,663
PGC Consulting Ltd. (e)	5,592	--
Total balances receivable (f)	91,464	12,663
Glencoe Management Ltd. (d)	--	(2,650)
PGC Consulting Ltd.	--	(5,825)
Total balances payable	$ --	$ (8,475)

(a) Management, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC") since August 1, 2001. LMC is a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently, the Company has a 25% interest in LMC. There is no difference between the cost of $1 and equity value. Three months of estimated working capital is required to be on

deposit with LMC under the terms of the services agreement, and at January 31, 2007, the Company did not have three months of fees advanced to LMC.

(b) Consulting fees of $24,000 (2006 – $18,000) were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner. These amounts are included in the services provided in (a) above.

(c) Fees are paid to non-executive directors on a quarterly basis, and for meetings attended during the quarter.

(d) Glencoe Management Ltd. is a private company controlled by Andrew F.B. Milligan, Chairman of the Company. Commencing August 1, 2004, management fees of $2,500 per month are paid to Glencoe Management Ltd. for the services of the Chairman.

(e) Balances receivable from related parties are non-interest bearing and due on demand.

(f) The Company's investments include shares of four companies with directors and/or management in common with the Company throughout the period.

The independent directors of the Company approved the participation by three directors, Stephen Wilkinson, Frank Lang and Sargent Berner in the Offering for the purchase of 542,500 Non-FT Units, 100,000 FT Units and 100,000 FT Units respectively, each on the same terms as the arm's length investors. The participation by these insiders in the Offering is considered to be a "related party transaction" as defined under Ontario Securities Commission Rule 61-501 (the "Rule"). The transaction is exempt from the formal valuation and minority shareholder approval requirements of the Rule as neither the fair market value of the securities being issued nor the consideration being paid exceeds 25% of the Company's market capitalization.

1.10 Fourth Quarter Results

Not applicable.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in item 1.2.2 above, before the board of directors for consideration.

1.12 Critical Accounting Estimates

Not applicable. As at January 31, 2007, the Company was a venture issuer.

1.13 Critical accounting policies and changes in accounting policies

See July 31, 2006, Quarterly and Annual MD &A.

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

1.15.1 Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.2 Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the accompanying financial statements.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of April 2, 2007, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at April 2, 2007

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

36,820,148 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
1,050,000	0.25	January 25, 2011
260,000	0.25	January 25, 2011
100,000	0.25	July 18, 2011
620,000	0.25	December 20, 2012
725,000	0.25	November 14, 2013
240,000	0.25	November 14, 2013
100,000	0.25	January 19, 2014
775,000	0.25	July 27, 2009
100,000	0.25	April 26, 2010
3,970,000		

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Dates
1,847,000	$0.40	October 8, 2007
1,467,333	$0.40	December 30, 2007
98,280**	$0.225	December 30, 2007
98,280**	$0.40	December 30, 2007
125,000	$0.50	February 13, 2008
3,300,364	$0.40/$0.50	August 28, 2007/08
320,036*	$0.275	August 28, 2008
320,036*	$0.40/$0.50	August 28, 2007/08
3,020,836	$0.40/$0.50	August 31, 2007/08
237,833*	$0.275	August 31, 2008
237,833*	$0.40/$0.50	August 31, 2007/08
2,000,000	$0.40/$0.50	December 29, 2007/08
13,072,831		

* Finder's unit warrants exercisable at $0.275 to receive one common share and one warrant. Each warrant is then exercisable at a price of $0.40 in the first year and $0.50 in the second year.

** Finder's unit warrants exercisable at $0.225 to receive one common share and one warrant. Each warrant is then exercisable at a price of $0.40 until December 30, 2007.

Other Information

Controls and Procedures

As of July 31, 2006, we carried out an evaluation, under the supervision and with the participation of our President and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our President and Chief Financial Officer have concluded that our disclosure control and procedures are effective to ensure that information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

We have designed, or caused to be designed under our supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada.

Approval

The Board of Directors of ValGold Resources Ltd. has approved the disclosure contained in this Quarterly MD&A and in the Company's Annual MD&A. A copy of this MD&A or the Company's Annual MD&A will be provided to anyone upon request and they can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements, and the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, **SHANNON M. ROSS,** Chief Financial Officer of **VALGOLD RESOURCES LTD.,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **VALGOLD RESOURCES LTD.** (the issuer), for the interim period ending January 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is make known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP, and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer's internal control over financial reporting.

Date: April 2, 2007

"Shannon M. Ross"

Shannon M. Ross
Chief Financial Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, **STEPHEN J. WILKINSON,** President and Chief Executive Officer of **VALGOLD RESOURCES LTD.,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **VALGOLD RESOURCES LTD.** (the issuer), for the interim period ending January 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is make known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP, and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer's internal control over financial reporting.

Date: April 2, 2007

"Stephen J. Wilkinson"

Stephen J. Wilkinson
President and Chief Executive Officer

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

May 8, 2007

Ticker Symbol: **VAL** - TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD RESOURCES LTD. COMPLETES $3 MILLION NON-BROKERED PRIVATE PLACEMENT

ValGold Resources Ltd. (VAL-TSX-V) ("ValGold") is pleased to announce that it has completed a previously announced non-brokered private placement of an aggregate 11,674,710 units (the "Units") at a price of $0.26 per Unit, for gross proceeds of approximately $3,035,000. Each Unit is comprised of one common share in the capital of ValGold and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share of ValGold for a period of 24 months at an exercise price of $0.40 per until May 4, 2008, and thereafter at an exercise price of $0.50 per share until May 4, 2009.

ValGold entered into finder's fee agreements with certain eligible arm's-length parties (the "Finders"), where such Finders arranged for subscribers to the private placement, in exchange for that number of units (the "Finder's Units") that equal 10% of the total number of Units sold in the private placement by each respective Finder. ValGold issued a total of 832,871 Finder's Units. Each Finder's Unit is comprised of one common share and one-half of one non-transferable common share purchase warrant (a "Finder's Unit Warrant"), with each whole Finder's Unit Warrant exercisable to acquire one additional common share in the capital of ValGold (a "Finder's Unit Warrant Share") for a period of 24 months at an exercise price of $0.40 per Finder's Unit Warrant Share until May 4, 2008, and thereafter at an exercise price of $0.50 per Finder's Unit Warrant Share until May 4, 2009.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the above private placement are subject to a hold period expiring September 5, 2007.

Proceeds from the non-brokered private placement will be used to advance the Company's exploration programs on its optioned mineral properties in Guyana and Venezuela and for general working capital.

ValGold is listed on the TSX Venture Exchange under the trading symbol: VAL. For further information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Jeff Stuart, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212

Email: jstuart@valgold.com or info@valgold.com

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

ValGold Resources Ltd.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

Item 2. **Date of Material Change**

May 4, 2007.

Item 3. **News Release**

Press releases were issued on May 8, 2007.

Item 4. **Summary of Material Change**

See attached press releases.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance on Section 7.1(2) or (3) of NI 51-102**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Executive Officers**

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Shannon M. Ross
Secretary & CFO
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Date of Report**

MAY ~~Januar~~y 9, 2007.

END